Exhibit 3.2

Registrar of Companies

Government Administration Building

133 Elgin Avenue

George Town

Grand Cayman

Mars Acquisition Corp. (Company Number: 374785) (the “Company”)

TAKE NOTICE that at an extraordinary general meeting of the Company dated 30 January 2024, the following resolutions were passed:

Proposal No. 1 – The Extension Amendment Proposal - RESOLVED, as a special resolution that:

a) Article 37.8 of Mars’s Amended and Restated Memorandum and Articles of Association be deleted in its entirety and replaced with the following new Article 37.8:

“The Company has until 21 months from the closing of the IPO to consummate a Business Combination, provided however that if the Board of Directors anticipates that the Company may not be able to consummate a Business Combination within 21 months from the closing of the IPO, the Company may, by Resolution of Directors, at the request of the Sponsor, extend the period of time to consummate a Business Combination up to two times, each by an additional three months (for a total of up to 27 months to complete a Business Combination). In the event that the Company does not consummate a Business Combination by 21 months from the closing of the IPO (or 27 months from the closing of the IPO (subject in the latter case to valid three months extension having been made in each case) or such later time as the Members of the Company may approve in accordance with these Articles, the Company shall:

(a)            cease all operations except for the purpose of winding up;

(b)            as promptly as reasonably possible but not more than ten business days thereafter, redeem the Public Shares, at a per-Share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest earned on the funds held in the Trust Account and not previously released to the Company to pay income taxes, if any (less up to US$50,000 of interest to pay dissolution expenses), divided by the number of the Public Shares then in issue, which redemption will completely extinguish public Members’ rights as Members (including the right to receive further liquidation distributions, if any); and

(c)            as promptly as reasonably possible following such redemption, subject to the approval of the Company’s remaining Members and the directors, liquidate and dissolve,

subject in the case of clauses (ii) and (iii), to its obligations under Cayman Islands law to provide for claims of creditors and in all cases subject to the other requirements of Applicable Law. If the Company shall wind up for any other reason prior to the consummation of a Business Combination, the Company shall, as promptly as reasonably possible but not more than ten business days thereafter, follow the foregoing procedures set out in this Article 37.8 with respect to the liquidation of the Trust Account, subject to its obligations under Cayman Islands law to provide for claims of creditors and in all cases subject to the other requirements of Applicable Law.”

b) Article 37.9(a)(ii) of Mars’s Amended and Restated Memorandum and Articles of Association be deleted in its entirety and replaced with the following new Article 37.9(a)(ii):

“redeem 100% of the Public Shares if the Company has not consummated an initial Business Combination within 21 months from the closing of the IPO (or 27 months from the closing of the IPO pursuant to Article 37.8 (subject in the latter case to valid three months extension having been made in each case)”

Proposal No. 2 – The Redemption Limitation Amendment Proposal- RESOLVED, as a special resolution that:

a) Article 37.2(b) of Mars’s Amended and Restated Memorandum and Articles of Association be deleted in its entirety and replaced with the following new Article 37.2(b):

“provide Members with the opportunity to have their Shares repurchased by means of a tender offer (a Tender Offer) for a per-Share repurchase price payable in cash, equal to the aggregate amount then on deposit in the Trust Account, calculated as of two business days prior to the consummation of such Business Combination, including interest earned on the funds held in the Trust Account not previously released to the Company to pay its income taxes, if any, divided by the number of Public Shares then in issue.”

b) Article 37.6 of Mars’s Amended and Restated Memorandum and Articles of Association be deleted in its entirety and replaced with the following new Article 37.6:

“Any Member holding Public Shares who is not a Founder, Officer or director may, contemporaneously with any vote on a Business Combination, elect to have their Public Shares redeemed for cash (the IPO Redemption), provided that no such Member acting together with any Affiliate of his or any other person with whom he is acting in concert or as a partnership, syndicate, or other group for the purposes of acquiring, holding, or disposing of Shares may exercise this redemption right with respect to more than 15% of the Public Shares without the Company’s prior consent, and provided further that any holder that holds Public Shares beneficially through a nominee must identify itself to the Company in connection with any redemption election in order to validly redeem such Public Shares. In connection with any vote held to approve a proposed Business Combination, holders of Public Shares seeking to exercise their redemption rights will be required to either tender their certificates (if any) to the Company’s transfer agent or to deliver their shares to the transfer agent electronically using The Depository Trust Company’s DWAC (Deposit/Withdrawal At Custodian) System, at the holder’s option, in each case up to two business days prior to the initially scheduled vote on the proposal to approve a Business Combination. If so demanded, the Company shall pay any such redeeming Member, regardless of whether he is voting for or against such proposed Business Combination or abstains from voting, a per-Share redemption price payable in cash, equal to the aggregate amount then on deposit in the Trust Account calculated as of two business days prior to the consummation of a Business Combination, including interest earned on the Trust Account not previously released to the Company to pay its income taxes, if any, divided by the number of Public Shares then in issue (such redemption price being referred to herein as the Redemption Price).”

Proposal No. 3 – The Adjournment Proposal- RESOLVED, as an ordinary resolution, that the adjournment of the Shareholder Meeting to a later date or dates if necessary, (i) to permit further solicitation and vote of proxies if, based upon the tabulated vote at the time of the Shareholder Meeting, there are insufficient Ordinary Shares, par value $0.000125 each, in the capital of Mars represented (either in person or by proxy) at the Shareholder Meeting to approve the Extension Amendment Proposal and the Redemption Limitation Amendment Proposal, or (ii) where the board of directors of Mars has determined it is otherwise necessary.